June 26, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549-3628

Attention:	Julia E. Griffith, Special Counsel
Office of Mergers and Acquisitions

RE:	Data Domain, Inc.
Schedule TO-T filed June 2, 2009
Schedule TO-T/A filed June 3, 2009
Schedule TO-T/A filed June 9, 2009
Schedule TO-T/A filed June 15, 2009
Schedule TO-T/A filed June 17, 2009
by EMC Corporation and
Envoy Merger Corporation
File No. 5-83699

Dear Ms. Griffith:

On behalf of EMC Corporation (the “Company”), we are responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated June 23, 2009 (the “Comment Letter”), in connection with the Schedule TO-T filed June 2, 2009, and the amendments thereto filed on June 3, 2009, June 9, 2009, June 15, 2009 and June 17, 2009 by the Company (as amended, the “Schedule TO-T”). All defined terms used here have the same meaning as in the Schedule TO-T, unless otherwise indicated.

Your comments with respect to the Schedule TO-T have been reproduced below in italicized text. The Company’s responses thereto are set forth immediately following the reproduced comment to which it relates.

Ms. Julia E. Griffith

United States Securities and Exchange Commission

June 26, 2009

Offer to Purchase

How does the offer relate to the announced merger between Data Domain and NetApp, Inc.? page 1

1. Revise the disclosure in this paragraph to update the information and describe the increased NetApp bid. Since the consideration offered in the two bids is now roughly equal, provide support for your assertion that the EMC bid is superior.

Company Response: The Company has revised its disclosure to reflect the Staff’s comment. Please see the revision to the response to the sixth question, “How does the offer relate to the announced merger between Data Domain and NetApp, Inc.?”, in the “Summary Term Sheet” of the Offer to Purchase included in the Schedule TO-T/A, filed with the Commission by the Company and Envoy Merger Corporation on June 26, 2009 (“Amendment No. 5 to the Schedule TO-T”), amending and supplementing the Schedule TO-T.

Introduction, page 6

2. Even though you define several of the offer conditions here, you should list and fully enumerate all offer conditions in the “Conditions of the Offer” section beginning on page 38.

Company Response: The Company has revised its disclosure to reflect the Staff’s comment. Please see the revisions to the penultimate sentence in the second paragraph in the “Introduction” of the Offer to Purchase included in Amendment No. 5 to the Schedule TO-T.

Acceptance for Payment, page 10

3. Refer to the disclosure in the first paragraph of this section. Only regulatory conditions, such as conditions relating to governmental approvals necessary to the consummation of the offer may survive its expiration. Please confirm your understanding in your response letter.

Company Response: The Company confirms its understanding that only regulatory conditions, such as conditions relating to governmental approvals necessary to the consummation of the Offer, may survive the expiration of the Offer.

Ms. Julia E. Griffith

United States Securities and Exchange Commission

June 26, 2009

Withdrawal Rights, page 13

4. See our last comment above. If a regulatory condition survives the expiration of this offer, or if the offer is otherwise extended, the “back end withdrawal rights” existing after July 31, 2009 may permit tendering shareholders to withdraw their shares, pending receipt of regulatory approvals. We believe this is important disclosure that should be provided to shareholders at the time the offer expires, pending receipt of those approvals. To the extent applicable, please confirm in your response letter your intent to provide back end withdrawal rights in revised offer materials.

Company Response: The Company has enhanced its existing disclosure in this regard in the fourth paragraph of Section 4 – “Withdrawal Rights” of the Offer to Purchase in response to the Staff’s comment. Please see the additional disclosure added to the end of the fourth paragraph in Section 4 – “Withdrawal Rights” of the Offer to Purchase included in Amendment No. 5 to the Schedule TO-T.

5. In addition, if the offer period expires but you do not accept tendered shares, pending receipt of regulatory approvals, please confirm in your response letter that you will notify shareholders of any developments in the regulatory approval process of which you become aware after expiration.

Company Response: The Company confirms that if the Offer period expires but the Company does not accept tendered Shares, pending receipt of regulatory approvals, it will notify Data Domain stockholders of any material developments in the regulatory approval process of which the Company becomes aware after the Expiration Date.

Background of the offer, page 20

6. Revise the disclosure in this section to describe the events taking place since the offer commenced, including the revised NetApp bid.

Company Response: The Company has revised its disclosure to reflect the Staff’s comment. Please see the additional disclosure inserted to the end of the “Background of the Offer” and before “The EMC Merger Agreement” in Section 11 –”Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase included in Amendment No. 5 to the Schedule TO-T.

Ms. Julia E. Griffith

United States Securities and Exchange Commission

June 26, 2009

7. Throughout the Offer to Purchase, beginning on the cover page, you reserve the right to terminate the tender offer and negotiate or enter into a merger agreement with Data Domain instead. According to the Schedule 14D-9 filed by Data Domain, it requested that EMC enter into a nondisclosure agreement containing a “standstill” provision, which Data Domain indicated was a precondition to its ability to negotiate with EMC under the terms of its merger agreement with NetApp. According to the Schedule 14D-9, EMC has not executed this agreement. Given that your offer materials contemplate entering into a merger agreement with Data Domain in lieu of this tender offer, explain why.

Company Response: The Company does not believe negotiations with Data Domain are required to enter into a merger agreement with Data Domain. The Company refers the Staff to the Annex to the letter that EMC sent to Data Domain’s President and Chief Executive Officer on June 1, 2009 which is reproduced in “Background of the Offer” in Section 11 – “Background of the Offer; The EMC Merger Agreement; Contacts with Data Domain” of the Offer to Purchase and which sets forth the process by which EMC anticipates entering into a merger agreement with Data Domain without being required to commit to the “standstill” provisions. The Company has reserved the right to terminate the Offer and negotiate or enter into a merger agreement with Data Domain to address circumstances in which Data Domain’s agreement with NetApp has been terminated and Data Domain wishes to negotiate a transaction with the Company on terms and conditions other than those presented by the Offer, including potentially a one-step merger transaction with the Company in lieu of a two-step transaction structure.

Purpose of the offer, page 35 Statutory Requirements: Approval of the Merger, page 35

Here or in the Conditions section, revise your disclosure to include an explanation as to how a shareholder may objectively determine that you are satisfied that the provisions of Section 203 of the Delaware General Corporation Law do not apply to the proposed merger. That is, describe the basis upon which you will make this determination.

Company Response: The Company has revised its disclosure to reflect the Staff’s comment. Please see the revision to the seventh paragraph in “Statutory Requirements; Approval of the Merger” in Section 12 – “Purpose of the Offer; Plans for Data Domain; Statutory Requirements; Approval of the Merger; Appraisal Rights” of the Offer to Purchase included in Amendment No. 5 to the Schedule TO-T.

Ms. Julia E. Griffith

United States Securities and Exchange Commission

June 26, 2009

Dividends and Distributions, page 38

8. You disclose that if Data Domain declares a dividend or any distribution on the Shares payable to stockholders on a record date before the transfer of those Shares to Purchaser, the offer price per share will be reduced to the extent of such dividend or distribution. Please note that even though you have disclosed the possibility in the existing offer materials, if a distribution occurs and you actually reduce the offer price accordingly, you may be required (depending on days remaining in the offer period) to extend the offer and disseminate revised offer materials. See Rule 14e-1(b). Please confirm your understanding in your response letter.

Company Response: The Company confirms its understanding that if Data Domain declares a dividend or any distribution on the Shares payable to stockholders on a record date before the transfer of those Shares to Purchaser and the Company reduces the Offer price accordingly, the Company may be required (depending on the days remaining prior to the Expiration Date) to extend the Offer and disseminate revised offer materials to the extent necessary to comply with applicable rules and regulations of the Commission.

Conditions of the Offer, page 38

9. As you are aware, all conditions other than regulatory approvals must be satisfied or waived prior to expiration. It is not clear to us how the condition stated in subparagraph (iv), relating to the representations and warranties in the proposed merger agreement, may be satisfied prior to expiration. Revise your disclosure to explain how and when breach of representation or warranty may be determined, and clarify that there is no ongoing right to assert a breach which would survive past the expiration date.

Company Response: In the event the Company receives information, whether pursuant to the terms of the EMC Merger Agreement, through public disclosure by Data Domain or otherwise, by which the Company has determined that a representation or warranty in the EMC Merger Agreement will not be satisfied at the Expiration Date given that the conditions to Purchaser’s obligation to purchase Shares in the Offer will not be satisfied, the Company anticipates that it will make appropriate disclosure as to its determination whether to extend the Offer period, waive such condition (and extend the Offer period to the extent necessary to comply with applicable rules and regulations of the Commission) or terminate the EMC Merger Agreement and the Offer pursuant to their respective terms. The Company has revised its disclosure to clarify that there is no ongoing right to assert

Ms. Julia E. Griffith

United States Securities and Exchange Commission

June 26, 2009

that a breach of a representation or warranty under the EMC Merger Agreement has caused a failure of a condition to the Offer which would survive past the Expiration Date. Please see the additional disclosure inserted immediately prior to the penultimate paragraph in Section 14 – “Conditions of the Offer” of the Offer to Purchase, as well as the revision to the penultimate paragraph in Section 14 – “Conditions of the Offer” of the Offer to Purchase, included in Amendment No. 5 to the Schedule TO-T.

10. Refer to the language in the last sentence on page 39. The conditions may not be characterized as an “ongoing right that may be asserted at any time from time to time.” As noted above, conditions, other than those dependent upon receipt of governmental approvals, must be satisfied or waived prior to offer expiration. Please revise.

Company Response: The Company has revised its disclosure to reflect the Staff’s comment. Please see the revision to the penultimate paragraph in Section 14 – “Conditions of the Offer” of the Offer to Purchase included in Amendment No. 5 to the Schedule TO-T.

11. All conditions must be outside the control of the bidder in a tender offer. You condition this offer on the EMC Merger Agreement remaining in effect and not having been terminated. If EMC has the right to terminate that Agreement unilaterally, please revise the condition in accordance with our position.

Company Response: The Company notes for the Staff that pursuant to the EMC Merger Agreement the circumstances under which the Company would be entitled to terminate the EMC Merger Agreement without the consent of Data Domain would arise within the context of or require the occurrence or non-occurrence of events or circumstances outside the control of the Company. As such, the Company would not have the right to elect to unilaterally terminate the EMC Merger Agreement as a result of circumstances within its control.

Miscellaneous, page 42

12. You state that the offer “is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.” The all-holders provision in Rule 14d-10 requires that your tender offer be open to all target security holders, including persons located in foreign jurisdictions. While you are not required to disseminate the offer materials in jurisdictions outside of the United States, the statement that tenders from security

Ms. Julia E. Griffith

United States Securities and Exchange Commission

June 26, 2009

holders in certain jurisdictions will not be accepted is impermissible. See Section II.G.1 of Release No. 34-58597. To the extent that you intended to limit your offer solely in reliance on Rule 14-10(b)(2), please clarify that in your response, but otherwise please revise to ensure compliance with Rule 14d-10.

Company Response: The Company confirms that where it states that the Offer “is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction,” the Company is intending to thereby limit the Offer solely in reliance on Rule 14d-10(b)(2).

The Company hereby confirms and acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[signature page follows]

Ms. Julia E. Griffith

United States Securities and Exchange Commission

June 26, 2009

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please contact the undersigned at (508) 293-6754.

Very truly yours,

/s/ June D. Duchesne
Assistant General Counsel

Enclosures